

February 11, 2014

Via E-mail
Francis Biscan, Jr.
Chief Executive Officer
Tara Minerals Corp.
375 N. Stephanie St.
Henderson, NV 89014

      Re: **Tara Minerals Corp.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed April 16, 2013
               Response dated February 3, 2014
               File No. 333-143512

Dear Mr. Biscan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business page 5

1.   We note your response to comment 1 from our letter dated December 27th, 2014 and we reissue the comment. Please address each of the points regarding your land and mineral rights for your Don Roman property and any other significant properties.

2.   We note your response to comment 5 from our letter dated December 27, 2014. Please confirm that in future filings you will clarify the activities your company can perform on your properties with temporary provisional permits.

       You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director